Distribution Fee Change

On June 4, 2002, the Board of Trustees voted to lower the rate that the Funds charge under the 12b-1 plan. Effective July 1, 2002, each Fund's Class A shares will pay a distribution fee of up to 0.25% of the average daily net assets. Accordingly, effective July 1, 2002, the Adviser reduced the expense caps on the A class shares of the U.S. Equity Fund and the International Equity Fund to 1.20% and 1.40%, respectively, of the average daily net assets through October 31, 2003.